Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

Following is a transcript of a conference call held by senior management of Charter Communications and Time Warner Cable Inc. on May 26, 2015

Time Warner Cable Inc. and Charter Communications
Merger Call

Company Participants

—	Stefan Anninger
—	Thomas M. Rutledge
—	Robert D. Marcus
—	Christopher L. Winfrey

Other Participants

—	Benjamin Swinburne
—	John C. Hodulik
—	Marci L. Ryvicker
—	Jeffrey D. Wlodarczak
—	Jonathan Chaplin
—	Philip A. Cusick
—	Michael L. McCormack

MANAGEMENT DISCUSSION SECTION

Operator

Good morning. My name is April, and I will be your conference operator today. At this time, I would like to welcome everyone to the Charter-Time Warner Cable-Bright House Networks Transaction Announcement. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session. [Operator Instructions]

Thank you. I will now turn the call over to Stefan Anninger.

Stefan Anninger

Thanks, operator, and welcome, everyone. A presentation that accompanies this call can be found at ir.charter.com and at twc.com/investors.

Before we proceed, I would like to remind you that there are a number of risk factors and other cautionary statements contained in Charter's and Time Warner Cable's SEC filings, including the most recent Forms l0-K and l0-Q. We will not review those risk factors and other cautionary statements on this call. However, we encourage you to read them carefully.

Various remarks that we make on this call concerning expectations, predictions, plans, and prospects constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ from historical or anticipated results. Any forward-looking statements reflect management's current view only. And neither Charter nor Time Warner Cable undertakes any obligations to revise or update such statements or to make additional forward-looking statements in the future.

Joining us on today's call are Tom Rutledge, Charter's CEO; Rob Marcus, Chairman and CEO of Time Warner Cable; and Chris Winfrey, Charter's CFO. Also joining us are Steve Miron, CEO of Bright House Networks; and Artie Minson, CFO of Time Warner Cable.

With that, I'll turn the call over to Tom.

Thomas M. Rutledge

Thank you, Stefan.

This morning we announced that we've signed a definitive agreement for Charter to merge with Time Warner Cable in a deal valued at nearly $80 billion. In addition, Charter agreed to acquire Bright House Networks from Advance/Newhouse for $10.4 billion. After a long period of uncertainty, today's announcements mark a great outcome for shareholders, consumers, our collective employees, and the cable industry more broadly.

Our new company will drive significant investments into America's broadband infrastructure, delivering faster broadband speeds, better video products, and more competition and innovation into the marketplace. For shareholders, our transaction will create a new entity with greater scale, an enhanced footprint, new revenue and product innovation opportunities, and significant cost savings and tax benefits, all of which will lead to faster customer growth and product penetration, greater financial growth, and significant long-term value.

Time Warner Cable shareholders will receive $100 in cash and approximately $96 worth of Charter stock. And as Chris will discuss, we've agreed to a cash/stock election option offering shareholders the right to receive more cash if they prefer. Charter's offer equates to approximately 8.3 times 2015 estimated Time Warner Cable EBITDA when adjusted for synergies and significant tax benefits created by the transaction. And at close, Time Warner Cable shareholders, excluding Liberty, will own approximately 44% of New Charter.

Today's Bright House announcement confirmed the transaction that we originally announced on March 31 on the same economic terms. The $10.4 billion we are paying for Bright House equates to about 7.6 times 2014 Bright House pro forma EBITDA, an attractive but fair price. When factoring in synergies and tax benefits, that multiple now falls below 6.5 times, driving significant value for all shareholders.

At close, New Charter will be levered at about 4.5 times, at the higher end of our target range but both prudent and reasonable, and offering investors the substantial benefits of levered equity returns on a growth asset at scale with large tax assets.

The transaction is also supported by two of the most astute investors in the cable business. Advance/Newhouse is essentially investing $8 billion through the contribution of their high-quality assets, and Liberty will be increasing their existing investment in Charter by $5 billion. Their participation in these transactions is a significant endorsement that this combination is the best path forward for these three great companies.

Through these transactions, we'll create tremendous value for all our shareholders well beyond the closing. We will do that by accelerating the growth of the assets inside our new company. In Time Warner Cable, we get a large platform with significant top technology assets and improving operating momentum, including its stabilizing video business, growing selling of triple-play packages, and improving customer metrics.

We will deploy a proven operating strategy across our combined footprint. And at its core, that strategy is about investing in and offering highly competitive products at competitive prices to drive superior value and grow customer relationships. Providing superior product and service means investing in our people and in our network.

We'll continue to take our networks all-digital, removing analog signals in Time Warner Cable and Bright House Networks to free additional capacity to offer much faster Internet, more high definition content and other advanced products, including alternative forms of video delivery running on more advanced devices in customer homes.

Our combination also creates a footprint that is more efficient than any one of the standalone footprints that our three companies have today. As slide seven shows, that enhanced footprint offers us greater regional scale with more efficient local service capabilities, which benefits both our residential and commercial businesses. The footprint will also enhance our sales, marketing, and branding capabilities versus our national competitors in places like Los Angeles, Dallas, and large portions of the Midwest.

The new footprint offers us greater ability to develop products and to serve medium and large multisite commercial customers. The transaction provides us greater incentives to expand our facilities-based footprint of optical networks to serve the medium and large business services marketplace.

But this is also about innovation. The DNA of these three companies is made up of great innovators of the businesses, amazing products from VOD to Voice-over-IP. From remote storage DVRs to cable television applications, the inventors and implementers of that revolutionary technology are all here, and we intend to foster that innovative entrepreneurial spirit at New Charter.

We operate in a highly competitive industry and our ability to offer best-in-class products is enhanced through the economies of scale resulting from these transactions. With our 48 million homes passed, 24 million customers, and a large presence in nine of the top 25 DMAs, we'll have the ability to invest more heavily into development. As one company, we'll have the means to create better products and get them to market much faster, allowing us to deploy cutting-edge products and services.

And of course, this transaction will drive cost savings in our business through the broader deployment of Charter's operating strategy, which is designed to drive cost efficiencies by reducing churn, by deploying highly valued products, and through better quality customer service practices, which reduce physical transactions on our business; and finally, by combining purchasing overhead, product development, engineering, and other functions. For consumers, this transaction will mean better products at better prices.

Over the last two years here at Charter, we've invested hundreds of millions of dollars in taking our plant all-digital, which allowed us to offer Charter Spectrum, our new product suite of video, data, and voice services that includes over 200 HD channels, in addition to the minimum offered Internet speeds of 60 megabits, and a fully featured voice service, all delivered at highly competitive prices. We will roll the product suite out across the new footprint and drive more value for consumers in our markets.

Consumers will also benefit from the product development and innovations I mentioned a moment ago. The video industry is becoming increasingly competitive, and that is driving us to invest in our products, and that means good things for consumers.

For our employees and vendors, today's announcement means greater opportunities as we grow our business, develop new products, and compete in new lines of business, each of which will provide tremendous opportunities.

And as we look at integrating our three companies, our goal is to blend our cultures and organizations with minimal disruption. I believe that these three companies share a common set of values, which at its core is about delivering value to our customers, and that will serve as the foundation upon which we can integrate our three companies.

And with that, I'll turn the floor over to Rob Marcus, the CEO and Chairman of Time Warner Cable.

Robert D. Marcus

Thanks, Tom, and good morning, everyone. I'm delighted to be here today to share in the announcement of the merger of Time Warner Cable with Charter and Bright House. I'd like to thank Tom Rutledge and Steve Miron and their teams for being great partners as we work together to reach the agreements we're announcing this morning.

This is a unique opportunity to create the nation's leading pure-play cable operator, leveraging the complementary strengths of the three companies as well as our common philosophy of strong operations, excellent products, robust network investment, and putting customers first. And it is a terrific deal for our shareholders, our customers, and our employees.

We bring to this deal a very healthy company with strong operating momentum. Over the last 16 months, we've been quietly executing on the operating plan we shared with you back in January 2014. Our steadily improving operating results over the last five quarters are a reflection of those efforts, and the Q1 results we announced last month are the clearest sign yet that we are as operationally strong as we've been in many years. I couldn't be prouder of our team, all 55,000 of them.

The transaction that we announced this morning recognizes the strength and unique value of our company. It values Time Warner Cable at roughly $79 billion, which equates to roughly 9.3 times 2015 adjusted OIBDA. Time Warner Cable shareholders will own between 40% and 44% of the combined company, and therefore will continue to participate very meaningfully in the upside of what I think is the most compelling opportunity in cable.

On many occasions over the last year and a half, we've stated that our guiding principle is to maximize shareholder value. With today's announcement, we have delivered on that commitment. We will work tirelessly to get this transaction closed as expeditiously as possible, and we are committed to delivering to the New Charter a Time Warner Cable that's in the best shape ever.

With that, I'll turn it over to Chris Winfrey.

Christopher L. Winfrey

Thanks, Rob.

Turning to slide 13 of the presentation to focus on the details of the transaction, Charter is offering Time Warner Cable shareholders $100 in cash and roughly $96 of Charter shares per TWC share. The stock component was priced off of last Wednesday's closing price. The total equity value we'll pay is about $57 billion and with TWC's $23 billion of debt. It's a total of $79 billion of enterprise value. Our offer equates to 8.3 times 2015 estimated adjusted EBITDA. And that multiple when I'm expressing it includes $800 million of run rate OpEx synergies, $1.6 billion of tax assets at TWC today, and over $400 million of tax benefits to New Charter.

We're also offering TWC shareholders a cash/stock election option. TWC shareholders can opt for $115 of cash and $81 of Charter shares instead of $100 in cash and $96 of Charter stock. Throughout this discussion, I'm assuming the closing of Bright House at the same time as TWC and that TWC shareholders excluding Liberty elect the higher stock mix. So TWC shareholders excluding Liberty will earn 44% of the New Charter and participate in the significant upside potential of the new company.

We estimate 4.5 times leverage at closing, which we believe creates the right balance in driving levered equity returns for all shareholders in the new company. We're very confident about the value that this transaction brings to shareholders and our ability to close. As part of that, Charter and Time Warner Cable have agreed to a reciprocal break fee of up to $2 billion, which is triggered under certain termination events.

Moving to slide 14 of the deck, over the last three years we've employed a customer growth strategy at Charter, which has accelerated our residential revenue growth of approximately 1% just a few years ago to nearly 7% last year. Our strategy to accelerate revenue growth begins by delivering better product, better service at a better price, essentially more value to the customer.

From a cost perspective, we're showing $800 million of run rate OpEx synergies for TWC and Charter alone, and I think that number will prove to be very conservative over time. Some of those savings are inherent in the operating model we deploy, but there are also significant benefits from procurement and avoiding duplicate costs for operating platforms and overheads at the three companies. We have not assumed that the new company can change the arc of the programming cost curve, but we believe that's an upside over time.

We also believe there are significant CapEx synergies in not building the same platform three times, as well as lower box costs than what we incurred when we took Charter all-digital. Those CapEx synergies are not in the $800 million figure that I just mentioned.

But I want to be very clear. Our business plan for these acquisitions is not based on arbitrarily stripping out cost or head count. The plan here is to grow the pro forma business fast. And that means we will invest in high quality product and service with our own employees, sell superior products at attractive places, and grow customer relationships with more sales and less churn and higher revenue per customer and higher revenue per passing as a result.

We'll invest more per transaction and reduce the number of service transactions and cost. And when you have a cost structure with large fixed costs, with more revenue per passing, lower transaction cost per customer, and lower churn, you grow the top line, margin, and cash flow in a sustainable way. The New Charter will be in a position to significantly improve margin and cash flow when compared to either - any of the three separate companies today.

On page 15, we've re-summarized the Bright House acquisition on the same economic terms as previously announced, which was a 7.6 times 2014 trailing EBITDA multiple on a growing business, or less than 6.5 times after tax benefits and synergies, again on 2014. And I think our numbers on Bright House can get better over time in a combined Charter-Time Warner Cable. Both the TWC and Bright House transactions are independently accretive to Charter shareholders, and we believe they create significant value for TWC shareholders and Advance/Newhouse as well.

Slide 16 lays out the structure of the transaction and New Charter. We'll complete a merger with Time Warner Cable and then upseed partnership structure with Advance/Newhouse, where essentially all the operating assets in New Charter will be in a newly formed partnership. Assuming the $100 cash election for TWC shareholders and considering Advance/Newhouse partnership interest on an as-converted basis, Time Warner Cable shareholders excluding Liberty will own 44% of the New Charter. And Charter shareholders excluding Liberty will own 24%. Liberty will own 19%, and Advance/Newhouse own 13%.

As part of the Time Warner Cable transaction, Liberty Broadband and Liberty Interactive have agreed to only receive New Charter stock as consideration for the TWC shares. And Liberty Broadband will purchase $4.3 billion of common stock in New Charter at closing, using Wednesday's closing price of $176.95 per share, the same as the deal price. That's in addition to the $700 million previously committed in the Bright House transaction.

Advance/Newhouse has also agreed to provide Liberty Broadband with a five-year voting proxy on its shares of up to 7%, such that Liberty's voting ownership gets to a maximum of 25% at closing. The math around pro forma shares and ownership, including both the TWC and Bright House transactions at both $100 and $115 of cash, is shown at the bottom right of slide 16.

We believe this structure is effective in achieving our tax, operating, synergy, and financing objectives. I'll come back to some of that in a minute, but here are some important structuring facts. The transaction is designed to be a non-taxable receipt of New Charter shares for Charter and TWC shareholders as well as Advance/Newhouse's subsequent receipt of partnership interest. And the cash for TWC shareholders will be a redemption of shares prior to the merger intended to deliver capital gains treatment. The New Charter legal entity will be a named parent under our debt documents, so our current debt is undisturbed and benefits from the transactions.

And as part of the closing steps, TWC will actually acquire all of the Charter systems before being contributed down to CCO [Charter Communications Operating, LLC], our bank group entity which holds all of the operating assets. We will then provide equitable and ratable security on all of Charter, TWC, and Bright House operating assets to the TWC bondholders, and we expect to be investment-grade at the first-lien level.

That's a good segue to financing, where our goal has been to secure long-dated low-cost financing without having separate financing silos. Part of that was to ensure flexibility and access now and in the future really to all pockets in the debt capital markets, bank, investment-grade, second-lien, and high-yield. And we thought it would be in the long-term interest for all stakeholders to be treated well here.

Slide 18 shows the sources and uses for both transactions, and slide 19 gives a simple breakdown of our anticipated debt structure resulting from the Time Warner Cable and Bright House transactions. In addition to the $5 billion from Liberty and expected cash balances of both Charter and TWC, we've signed commitment papers for over $31 billion, which includes the following: $23 billion relating to the $100 per share; a $4 billion bridge to fund the extra $15 if elected; $2 billion from the cash portion of the Bright House transaction, which we now have committed; and an increase of our available revolver by $1.7 billion to a total of $3 billion in the revolver at closing. We expect that revolver to be undrawn at closing.

Our commitment papers allow us significantly flexibility to finance into various types of debt securities at various levels. It will be opportunistic with respect to the tranching and timing in placing that debt in advance of close depending on what the market gives us.

At close, our pro forma debt will be nearly $62 billion, with a leverage ratio of 4.5 times based on 2015 estimated EBITDA. That would grow to $66 billion and 4.8 times leverage if TWC shareholders opt for the $115 of cash. Our goal will be to bring that ratio to the lower end of the four times to 4.5 times target leverage range. And we'll continue to evaluate our target leverage based on a number of factors, including our expected growth rates in the subscription business that provides good cash flow visibility, timing on when we actually expect to become a cash taxpayer, our maturity profile and the overall size of our debt complex, and the interest rate outlook as it relates to refinancing of the towers.

Moving on to tax on slide 20, these transactions create significant tax benefits for New Charter. Both transactions will enhance the value of our existing tax assets, and the Bright House transaction will create new tax assets through our partnership structure that drives value for both New Charter shareholders and Advance/Newhouse. Both transactions create a larger base of operating income, accelerating utilization of our NOLs.

And while we do anticipate our third ownership shift under Section 382 of the tax code, we don't anticipate that shift to negatively impact the net present value of our tax assets. In fact, we estimate the greater operating income and faster utilization of our NOLs is worth over $400 million on a net present value basis to New Charter. That's over and above the $3 billion in net present value that we estimate for our excess tax basis and loss carry-forwards today.

Our NOL, which sits above the partnership with Advance/Newhouse, will benefit New Charter shareholders only until Advance/Newhouse exchanges their partnership units for common stock. When Advance/Newhouse does exchange, there will be a substantial step up in the basis of the assets in the partnership pro rata as units are exchanged. That basis step up will be the market value of the exchanged Charter stock at the time minus Advance/Newhouse's share of tax basis in the new partnership assets. We have a tax receivables agreement with Advance/Newhouse in that regard, whereby New Charter will retain 50% of the step-up benefits when realized, and Advance/Newhouse will receive the remaining 50% of the step-up benefits, only when cash realized on a with-and-without and first-inlfirst-out basis.

To summarize the governance for New Charter on slide 21, Charter, Liberty, and Advance/Newhouse have agreed to a stockholders agreement that will be effective upon closing of the Bright House transaction. The agreement provides for 13 directors, with two designated by Advance/Newhouse, three designated by Liberty, and eight additional directors, with one of those being Tom Rutledge. Tom will also be offered the Chairmanship of New Charter in addition to the CEO role.

The governance framework is substantially the same as what we have previously announced, although we do provide for two directors for Advance/Newhouse at ownership above 11% in recognition of the value the transaction provides and the expertise Advance/Newhouse brings to Charter.

From a closing perspective, the Charter-Time Warner Cable transaction is subject to approval by both Charter and Time Warner Cable's shareholders and regulatory approval.

In closing, the Charter-Advance/Newhouse transaction for Bright House is conditioned on the sale of Time Warner Cable and is subject to regulatory approval as well. We would expect to close the transactions concurrently at the end of 2015.

Now back to Tom before we take some Q&A.

Thomas M. Rutledge

Thank you, Chris. I'd like to make a few closing comments regarding the regulatory review of our transactions before turning the call over to Q&A.

From a regulatory perspective, I'm confident that our proposed transactions will obtain approvals from regulators. New Charter will offer consumers a broadband product that makes watching online video, gaming, and engaging in other data-hungry applications a great experience, including at peak times.

Charter's slow speed here is 60-megabits downstream and considerably faster and less expensive than Time Warner Cable's comparable tiers, with no data caps or usage-based pricing. Charter will bring these products, pricing, and practices to Time Warner Cable and Bright House customers while embracing Time Warner Cable's rollout of its 300-megabit tier.

Charter invests significantly in interconnection, adding capacity before ports get congested, so customers will have a quality experience when watching online video or gaming. And regardless of Title II litigation, we have no plans to block, throttle, or engage in paid prioritization of Internet traffic.

We will also deliver superior customer care to our customers in all three companies, adding United States jobs. Charter has added 7,000 new jobs since 2012, most of which have been in the customer service fields. We've brought overseas jobs back home and opened new customer call centers, bringing the total number to 11 across the United States. New Charter will bring Time Warner customer care jobs back from overseas too, training new employees to provide superior service while adding jobs to the U.S. economy.

New Charter will build on Bright House's reputation for quality customer service. New Charter will increase facilities-based broadband competition. New Charter will expand its broadband offerings for consumers by investing significantly in out-of-home Wi-Fi, building on what Time Warner Cable has already accomplished. We will invest significantly in building out our optical network beyond our existing footprint to inject more competition into the commercial marketplace.

New Charter will not have market power in high-speed broadband or video. This transaction does not reduce any competition in any market. And new Charter will serve less than 30% of broadband customers receiving 25 megabits or greater speeds nationwide.

Similarly, new Charter will serve only about 17% of multi-channel video subscribers nationwide and be the third largest video provider after AT&T-DIRECTV if it's approved at 26% of subscribers nationally and Comcast at 22%. Charter owns no programming interests. New Charter will have the largest cable presence in only five of the top 20 DMAs. In fact, the transaction does not change this metric, as Time Warner Cable and Bright House Networks are already affiliated and Charter does not dominate any of the top 20 DMAs. New Charter will be a strong competitor in the setting of open non-proprietary technical standards.

We have a lot of work ahead of us, but we're looking forward to working with Time Warner Cable as well as the teams at Bright House to ensure smooth transitions for our collective customers and employees. I'm confident not only in the value that this transaction will create for all of our collective shareholders, but also for our customers and consumers.

Operator, we're ready to take questions.

Q&A

Operator

[Operator Instructions] Your first question comes from Benjamin Swinburne with Morgan Stanley.

<Q - Benjamin Swinburne>: I know you just touched on it, Tom, and I'd love to hear from Rob as well, but I'm sure everyone's biggest question is around regulatory. There were some press reports that you spoke with the chairman last week. I'm curious if you can just be specific about why you believe this transaction will close where the Comcast-Time Warner Cable did not.

And second, you make the comment about no data caps or usage-based pricing, Tom, in Charter's current product suite. Is that something you're planning to keep for the foreseeable future? Is that a long-term policy that you've agreed to, or is this something that could be fluid over time? I'm just trying to figure out if that's part of your regulatory backdrop to this transaction.

<A - Thomas M. Rutledge>: Ben, we're a very different company than Comcast, and this is a very different transaction for all the reasons I just expressed. Our business practices are practices because we think they work. We think that's what consumers want, and we're responsive to consumers. So as long as those practices fulfill consumer needs, we'll continue them.

<A - Robert D. Marcus>: Ben, I really don't have much to add to what Tom said. I think that this is a very different transaction from the Time Warner Cable-Comcast merger. We're talking about a resulting entity that's significantly smaller without any vertical integration concerns. And for all the reasons Tom articulated in his closing remarks, we're confident that it's going to get done.

<Q - Benjamin Swinburne>: Okay. And maybe just to follow up then, when the deal closes, I think, Rob, you'll be two years through a three-year capital plan on the network. Maybe for both of you, what is the position of the network at the time of closing, your expectation? Do you think you'll see CapEx re-ramp back up again? Tom, as you go and invest in the combined business, we obviously saw Charter go through a pretty significant investment cycle. You talked about all-digital in your slide deck. But maybe you can just help us think about the capital spending outlook upon close for these assets and where the state of the network sits when you guys expect to close the transaction.

<A - Thomas M. Rutledge>: All right, Rob could speak to the capital investment cycle at Time Warner Cable, and then I'll express going forward.

<A - Robert D. Marcus>: By the end of this year, we will be probably between 40% and 50% through our TWC Maxx rollout, and I think that puts the network in a really terrific place. One of the things that somehow has gotten lost in the shuffle which I've tried to highlight recently is that because we historically invested in switched digital video and are now in the process of going all-digital, in other words, removing analog video from our plant, I think the Time Warner Cable network is actually in the best spectrum position of virtually any other company out there. So Charter will inherit a network that is really ready for incredible expansion of the broadband offerings, and I think we're in good shape.

<A - Thomas M. Rutledge>: So what that really means is that Time Warner Cable has been working hard, even though they've been distracted by all of the things that have gone on the last two years, and been highly successful in building their company and moving it forward and creating a more valuable company, which makes this transaction all the more attractive at this point in time.

So our view of the business is that these assets are in good shape. They're in better shape than they were previously. They've been well managed over this period of difficulty from a transaction management perspective, and so we're stepping into a very fortunate circumstance. And I credit Rob and his team for keeping their eyes on the prize, so to speak, and managing and running the business through very trying times and actually creating a tremendous amount of additional value for the shareholders of Time Warner Cable as a result.

We think that additional investments will be needed and that high-quality cable assets are valuable assets to consumers. All-digital will take additional money. And part of that additional all-digital outcome is that you get additional broadband capabilities as well. One of the things that we'll benefit by in this business though is the ability to invest in continued new products and have those new product investments spread across a larger base of customers, which creates a higher return on investment. But we will have a period of capital intensity, followed by a period where capital intensity will decline. And the reason it will decline is after we finish going all-digital and expanding the broadband capabilities of the physical network, the kinds of investments that we need to do in the cloud, so to speak, for new product development will be smaller because of the scale of this business on a per customer basis.

In addition, as part of our all-digital process, developing open-based standards of downloadable security, which allows us to buy customer premises equipment at much lower costs on a per unit basis than we've historically been able to get. And it allows us to add new vendors to the ecosystem that have not been able to play in the system before. And it gives us access to world-based pricing, which is why we call that system Worldbox. But it's really about open standards, downloadable security, with access to the vendor market essentially by anyone on earth that wants to sell boxes to consumers or to us. And that process will take capital out of the business on a per customer basis as well as with cloud-based user interfaces.

Time Warner has actually been very successful in developing a very high-quality customer-facing user interface. And the Charter Spectrum downloadable cloud-based system, which is backward compatible to all set-top boxes, including direct devices, allows you to essentially put any kind of guide you want, whatever the customer wants on any device, and make it uniform through the customer experience. And so I think we'll be able to use the development process at Time Warner Cable as well as the development process at Charter to make user interfaces work for consumers going forward, and by delivering it from the cloud take capital intensity out of the business.

So I think we're in good shape going forward, but we are going to have a period of investment for the next several years as we go all-digital, upgrade the data networks, and then a period followed with less capital intensity.

<A - Christopher L. Winfrey>: Ben, I just wanted to touch on that. I think the capital intensity that you'd see at the new pro forma company would be significantly lower than what we had at Charter because the issues that needed to be addressed at Charter, we don't expect they're going to be anywhere near the same at Time Warner Cable, and we're buying those boxes cheaper. So I think you can see some increase, but it will be nowhere near the extent of what you saw on Charter on a standalone basis.

<Q - Benjamin Swinburne>: Thank you all.

Operator

Your next question comes from John Hodulik with UBS.

<Q - John C. Hodulik>: Thanks, two quick questions. First, Chris, could you give us some more detail on the $800 million in annual operating synergies, maybe put those into buckets for us?

And then as you look at the footprint, you described a market where you've got a presence in nine of the top 25 markets, but are the largest cable provider in only five of those. Does that create the opportunity? Obviously, you have a lot on your plate right now, but going forward for additional clustering and potential swaps down the road? Thanks.

<A - Christopher L. Winfrey>: You want more deals. I'll let Tom answer the second question. I'll answer the first one.

<A - Thomas M. Rutledge>: I'm going to try and do this one first and focus on - this is a big project, obviously.

<Q - John C. Hodulik>: Right.

<A - Thomas M. Rutledge>: And while we like the clustering that we were able to achieve in the previous deal that is no more, there's some clustering here that's very good. And as a result of that, you get economies of scale at the local level and ability to project marketing and the ability to serve business customers particularly who have multi-sites more efficiently. And all of that ultimately reduces costs and makes better products for customers. So we like this deal, we like this arrangement. And is there an opportunity for additional trades in the future? They're very difficult to do absent another overriding force, and that's why they haven't been done, but they make a lot of logical sense.

<Q - John C. Hodulik>: Got it.

<A - Christopher L. Winfrey>: So on the $800 million, we're not going to give a detailed breakout. But you should think about it in terms of the largest buckets being, in order of priority, procurement, with the ability to have that procurement. Second is eliminating duplicate costs for the same operating platforms at the three different companies. So by putting it on single operating platforms, you reduce your vendor cost as well as your overheads at the three different companies.

The third, which is I think where the real money could be over time, is just by taking transactions out of the business. And there's only a piece of that that's really - a small piece of that that's built into the number, and that's where we think the upside comes from an OpEx standpoint. But the bigger one really comes from building revenue over a larger fixed operating base, and as a result being able to just become more efficient from a margin perspective by having a larger revenue base over a fixed set of operating costs.

<Q - John C. Hodulik>: It sounds like content didn't even make the list. Is that - you don't think that greater scale gives you better negotiating leverage?

<A - Christopher L. Winfrey>: We procure content, so that's in that mix as well.

<Q - John C. Hodulik>: Okay. Got you. Okay, thanks.

Operator

Your next question comes from Marci Ryvicker with Wells Fargo.

<Q - Marci L. Ryvicker>: Thank you. $800 million is the run rate number. How long is it going to take you to get there? In other words, how much of the synergy should we assume in the first year?

And then the second question has to do with Bright House. When you announced the first transaction, I think with synergies you talked about a pro forma multiple under seven times. Now it's under 6.5 times. So I don't know if there's additional synergy now that you're buying all of Time Warner Cable, if you could talk about that.

<A - Christopher L. Winfrey>: Sure. The $800 million is meant to be a very conservative estimate for a three-year run rate synergy. For financing purposes, we'll be talking about a first-year synergy number of financeable synergies of $500 million. That gives you a sense of the curve. We intend to be better than that, but it's not going to be going in and slashing costs just so that we can artificially hit a number. It's going to be about doing the right things to drive the revenue growth, as I talked about before.

On your second question related to Bright House, yes, it was pro forma for synergies and tax benefits, tax benefits being the larger of the two, as we mentioned at the time. We now feel a lot better even saying it's below 6.5 times. The reason for that is that Bright House procures programming from Time Warner Cable today, and that was assumed to be a dyssynergy when we were buying Bright House before. Similarly, they pay Time Warner Cable a management fee, which also disappears and needs to be consolidated out. So the net effect is a slight positive to the multiple that we've previously disclosed and is a net purchase price of under 6.5 times.

We spent a lot of time on Time Warner Cable today because it's the new element of the transaction, and we disclosed quite a bit about Bright House at the time we made the announcement. But I wouldn't underestimate the importance of Bright House, the markets it brings, the service culture it brings, and the effect of bringing it in at this price where Newhouse is going to be a significant partner/investor in the company going forward. But it's a very attractive transaction for not just Charter but for TWC shareholders who are going to own, including Liberty, 47% - 48% of the company. So I wouldn't underestimate the accretive element of the Bright House transaction to both TWC and Charter shareholders, and we intend to deliver that same kind of value to Newhouse over the many years to come.

<Q - Marci L. Ryvicker>: Got it, thank you.

Operator

Your next question comes from Jeff Wlodarczak with Pivotal Research.

<Q - Jeffrey D. Wlodarczak>: Good morning, guys. Chris, is Charter able to swap immediately to Time Warner Cable's rate card once you all close this deal? And then do you intend to rebrand under Charter or Time Warner Cable across your pro forma footprint?

<A - Thomas M. Rutledge>: Let me say on programming, this will be a 17 million subscriber system. And we would expect to buy like a 17 million subscriber system over time. We're confident that the structure that we have here ensures that Time Warner Cable prevails in terms of rate cards for Charter.

<Q - Jeffrey D. Wlodarczak>: And then the potential rebrand, are you going to rebrand under Charter across the footprint or Time Warner Cable?

<A - Thomas M. Rutledge>: We're actually going to create a brand called Spectrum brand, which we use across our footprint. And what we've been doing is taking the Charter brand, and as we launch new services which are game-changing and significant and have a different value proposition from what we've historically offered, we've been rebranding those new products as Spectrum services. And so our intent is to do that across this footprint. How fast we change our names as we go to market, we haven't yet fully planned out. But in the long run, the product set that we sell, like Cablevision calls theirs Optimum and Comcast calls theirs XFINITY, ours will be called Spectrum.

<Q - Jeffrey D. Wlodarczak>: Thanks. And then, Tom, post to close of this deal, you're going to be second in size only to Comcast. How interesting is it to you to lead the balance of the rest of the cable industry in things like unified cable, business brand name, maybe a more robust competitor, Netflix, and other such initiatives?

<A - Thomas M. Rutledge>: None of those kinds of opportunities were considered in our valuation of this deal. But particularly in business class services, I think there's an opportunity to work across the industry to create multisite products. And we also have the opportunity across the industry to use our Wi-Fi networks, which are interoperable and allow customers to run from one to the other and have services across the various platforms that exist. I think in this structure, we'll be able to make those kinds of opportunities work better and easier, just because you'll have less people that you have to coordinate in order to make those new products work. So while we haven't really considered those in our valuation, I think there is a better industry as a result of this combination.

<Q - Jeffrey D. Wlodarczak>: Great, thank you.

Operator

Your next question comes from Jonathan Chaplin with New Street Research.

<Q - Jonathan Chaplin>: Thanks, a couple quick ones. Tom, I'm wondering if you could just expand on what you meant by programming synergies again. You said that the Time Warner rate card would prevail. But at closing, do you get to move Charter subs onto the Time Warner rate card initially?

And then I'm wondering if you could give us an update on where your broadband market share would be pro forma for the transaction based on the FCC definition, comping against the 57% from the Comcast transaction.

And then finally, I'm wondering if you're able to step into the Time Warner Cable MVNO agreement with Verizon and Sprint, and whether with this bigger platform, a wireless mobile offering might be a bigger part of your future plans. Thank you.

<A - Thomas M. Rutledge>: We do think that the Time Warner Cable programming agreements survive in the new company, and that is what we think some of the programming synergies are. But the big opportunity in programming is going forward, not so much what it is today. And from a share point of view, we'll be the third largest multichannel video provider. And the general arc of programming I don't think is going to be determined by this deal, but it does give us marginal opportunities from a programming perspective.

And in terms of broadband share, we'll be less than 30% of the high-speed definition, 25-megabits or greater. In terms of ISP share, we'll be significantly smaller than Comcast, Verizon, AT&T, and about the same size of T-Mobile and Sprint from an ISP perspective. So depending on the definition of broadband, even at the highest definition we'll be less than 30% of the country.

The MVNO I don't know much about other than it is Time Warner Cable's, and we will become Time Warner Cable and be able to step into the corporate shell of the company, something we were not able to do in our prior construct.

And with regard to your last question, wireless, yes, we will be expanding our wireless footprint and building out our Wi-Fi networks in a public way so that people can use our products in mobile and sedentary applications outside of their residence and businesses. And from that will come additional opportunities to create new subscriber relationships that may be based entirely on mobility. But I think that's a long-term opportunity of the industry and one that's enhanced by this combination.

<Q - Jonathan Chaplin>: Great, thank you.

Operator

Your next question comes from Phil Cusick with JPMorgan.

<Q - Philip A. Cusick>: Hi, guys, one for Tom and one for Chris, if I can. Tom, just to follow up on capital intensity, you talked in the past about that at stable growth, you would be in line with the 13% or 14%. Can you remind us how you think about that and how bigger scale plays in?

And then second one, Chris, at what point would you expect the combined company to be a full cash taxpayer? Thanks.

<A - Thomas M. Rutledge>: With capital intensity, I don't think I've ever said what I thought the number ought to be, but I thought it ought to be better than it is. But what I mean is that we'll be able to digitize the network with less costly CPE, and by re-architecting the network to have lower cost per customer to create new products because new products will be created digitally in a cloud environment and distributed across an entire network without having to do physical transactions. That's a tremendous change in the business.

So as we go forward, we're going to have a lot less physical activity and a lot more digital activity. And that is inherently less expensive, which ultimately translates into less capital intensity. But in order to get there, you have to spend some money to get all-digital and to upgrade your broadband networks and to make it work in a seamless fashion and to be reliable. And that capital will be spent over the next couple years. But after that, the ratio of capital to revenue will continually decline in our model.

<Q - Philip A. Cusick>: Okay.

<A - Christopher L. Winfrey>: So from a cash tax perspective, currently Charter, including this transaction, is not expected to be a cash income taxpayer until 2020 or beyond. And given the large amount of operating income that exists between the three companies coming together, under a key assumption I'll come back to, we'd expect that to be more like 2018, maybe 2019 that New Charter would be a cash income taxpayer. What that means that the NPV of our significant NOL is being accelerated by faster utilization, which brings value to all shareholders.

There is an element there that is an unknown, and that's when Advance/Newhouse would exchange out of the partnership into common units at New Charter. For modeling purposes, when we talked about the tax benefit of the Bright House transaction, we've assumed that doesn't happen for 10 years, and part of that is just to be conservative because we don't really know. It's not our decision. It's not our control, but there's significant value there. To the extent that the partnership units are exchanged at a faster pace, the value of that goes up significantly. And as I mentioned, it's not the value that we've done the transaction today, it's the value of where Charter is valued from a public market perspective at that point in time and the spread on the basis.

So if you think about the amount of tax basis that can get created over that, it's pretty large. So in the example I gave, I'm assuming that Advance/Newhouse continues to be long ways out before they would convert into the New Charter out of the partnership.

<Q - Philip A. Cusick>: Got it. Thanks, Chris.

Operator

Your next question comes from Mike McCormack with Jefferies.

<Q - Michael L. McCormack>: Hey, guys. Thanks. Maybe, Tom, just a quick comment on the regulatory process. Obviously, you're taking nothing for granted coming off of what the prior transaction ended with. But is this simply the regulators being able to dust off their prior work and getting it done pretty quickly? Your timing is obviously around seven months or so, so you're expecting a fairly expedited process. But I was just wondering what you guys think the process is from here.

And then secondly, with the respect to build-outs, you talked about TWC Maxx initiative being something that you'd embrace. Is that something that you'd achieve rollout more widespread?

And then just lastly on the commercial build, you said beyond your current footprint. I'm just trying to get a sense for whether or not you can give out a CLEC activity. Thanks.

<A - Thomas M. Rutledge>: From a regulatory perspective, there's a process, and the FCC has an obligation to run that process and let all the interested parties comment on the transaction. So there are inherent timeframes that are built into the process that we expect. But that said, we have given all these data to the FCC and we're going to have to refile it I'm sure, but they know of the data and they know what they think. So I would think that we'd be able to have a reasonably faster process. That said, I don't know for sure, but I have confidence that just from a productivity point of view, they can be more efficient given what they've already gone through. And so we're hoping that that's the case and that we can work together with the regulators to craft the right outcome here.

<A - Christopher L. Winfrey>: The second point was on TWC Maxx.

<A - Thomas M. Rutledge>: On that, I think that that's a brand description of a technology platform upgrade. And yes, we embrace it completely and believe it's similar, if not the same as what we've been doing in our own strategy. And so yes, we'll take full advantage of it.

<Q - Michael L. McCormack>: I guess I was just thinking. In the 300-megabit tier, how important is that to your overall subscriber base?

<A - Thomas M. Rutledge>: I think it's mostly about the same what you're capable of doing in the marketplace. There is a market, a small market for that. It tends to be generally business people or very unusual people actually that need that much speed, but it is possible. And it is the future when you think about all the devices people may attach to their products and what they might want those devices to do. But it's a relatively small niche today.

<Q - Michael L. McCormack>: And then just on the commercial?

<A - Thomas M. Rutledge>: Pardon me?

<Q - Michael L. McCormack>: Just the last question of the commercial build...

<A - Thomas M. Rutledge>: We think that - I wouldn't call it CLEC, but it is a CLEC business that we serve large and medium-sized businesses with sophisticated telecommunications services. And historically, the cable industry built itself in a residential footprint. And so there are large unserved areas of the country where there isn't a lot of high-capacity competition in the business services area. And we will be investing in that area and building out new footprint inside the franchise areas and states, which in many cases are the franchise authorities these days. We will build out where we can reach business areas with our plant and economically reach them and create business customers using advanced network products.

<Q - Michael L. McCormack>: Great. Thanks, guys.

Operator

This does conclude our conference for today. Thank you for joining. You may now disconnect.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a preliminary prospectus of Charter. After the registration statement is declared effective Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Charter and Time Warner Cable and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015. These documents can be obtained

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Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed transaction between Charter and Time Warner Cable and the proposed transaction between Bright House and Charter, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Charter’s, Time Warner Cable’s and Bright House’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; Charter’s ability to achieve the synergies and value creation contemplated by the proposed transactions; Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Charter’s and Time Warner Cable’s respective filings with the SEC, including Charter’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Charter and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.